15048835

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 12140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BISHOP ROSEN & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 BROADWAY
(No. and Street)

NEW YORK (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Isaac Schlesinger 212-602-0650
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM LLP
(Name – *if individual, state last, first, middle name*)

805 Third Avenue, 9th Floor (Address) New York (City) NY (State) 10022 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Rosen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bishop Rosen & Co., Inc., as of December 31, 2014, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

THOMAS MURPHY
Notary Public, State of New York
No. 01MU6028912
Qualified in New York County
Commission Expires: August 9, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

RBSM LLP
Accountants & Advisors

805 Third Avenue
New York, NY 10022
212.838-5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Bishop, Rosen & Co., Inc.

We have audited the accompanying financial statements of Bishop, Rosen & Co., Inc. (a New York corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholders' equity and cash flows for the period then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the Commodity Futures Trading Commission Regulation 1.10, and the related notes to the financial statements and supplemental information. Bishop, Rosen & Co., Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Bishop, Rosen & Co., Inc. as of December 31, 2014, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Bishop, Rosen & Co., Inc.'s financial statements. The supplemental information is the responsibility of Bishop, Rosen & Co., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

RBSM LLP

New York, NY
February 19, 2015

Bishop, Rosen & Co., Inc.
Statement of Financial Condition
December 31, 2014

Assets		
Cash and cash equivalents	$	624,807
Restricted cash - clearing accounts		265,579
Due from clearing firm		202,409
Other receivables		3,226
Prepaid expenses		75,225
Marketable securities		62,712
Property and equipment, net		38,461
Deposits		117,401
Total assets	$	1,389,820
Liabilities and Stockholders' Equity		
Liabilities:		
Accounts payable and accrued expenses	$	45,925
Accrued commissions and compensation		242,458
Due to clearing firm		100
Loan payable		49,997
Total liabilities		338,480
Stockholders' equity:		
Common stock, $0.10 par value; 52,800 shares authorized, 15,215 shares issued and outstanding		1,521
Additional paid-in capital		397,518
Retained earnings		1,199,277
Treasury stock - at cost		(546,976)
Total stockholders' equity		1,051,340
Total liabilities and stockholders' equity	$	1,389,820

See accompanying notes to financial statements

Bishop, Rosen & Co., Inc.
Statement of Operations
Period ended December 31, 2014

Revenue:		
Commissions	$	3,349,454
Syndicate fees		46,607
Net realized gain on the sale of marketable securities		178,292
Net unrealized loss on marketable securities		(246,258)
Interest and dividends		536,854
Other income		107,377
Total revenue		3,972,326
Expenses:		
Compensation and benefits		2,887,323
Clearing and floor brokerage		245,686
Occupancy and utilities		511,246
Marketing and data access fees		181,972
Professional fees		83,269
Insurance		46,958
Office expenses and supplies		81,323
Depreciation and amortization		15,175
Travel and entertainment		143,073
Dues, subscriptions and fees		36,741
Other expenses		114,064
Total expenses		4,346,830
Net loss before income taxes		(374,504)
Income tax expense		–
Net loss	$	(374,504)

See accompanying notes to financial statements

Bishop, Rosen & Co., Inc.
Statement of Changes in Stockholders' Equity
Period ended December 31, 2014

	Preferred Stock - Shares		Preferred Stock - Par Value ($1.00)	Common Stock - Shares		Common Stock - Par Value ($0.10)		Additional Paid-in Capital		Retained Earnings		Treasury Stock		Stockholders' Equity
Balance at March 31, 2014	180,000	$	180,000	15,215	$	1,521	$	397,518	$	1,573,781	$	(546,976)	$	1,605,844
Repurchases	(180,000)		(180,000)											(180,000)
Net loss	–		–	–		–		–		(374,504)		–		(374,504)
Balance at December 31, 2014	–	$	–	15,215	$	1,521	$	397,518	$	1,199,277	$	(546,976)	$	1,051,340

See accompanying notes to financial statements

Bishop, Rosen & Co., Inc.
Statement of Cash Flows
Period ended December 31, 2014

Cash flows from operating activities:		
Net loss	$	(374,504)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization		15,175
(Increase) decrease in operating assets:		
Due from clearing firm		74,985
Other receivables		12,005
Prepaid expenses		(2,991)
Marketable securities		1,384,064
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		(1,442)
Accrued commissions and compensation		(428,165)
Due to clearing firm		(499,590)
Net cash provided by operating activities		179,537
Cash flows from investing activities:		
Restricted cash - clearing account		(4,526)
Net cash used in investing activities		(4,526)
Cash flows from financing activities:		
Repurchases of preferred stock		(180,000)
Net cash used in financing activities		(180,000)
Net decrease in cash and cash equivalents		(4,989)
Cash and cash equivalents at beginning of year		629,796
Cash and cash equivalents at end of year	$	624,807
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$	3,750
Income taxes	$	6,250

See accompanying notes to financial statements

1. Organization

Bishop, Rosen & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and National Futures Association ("NFA").

The Company is primarily engaged in a single line of business as a securities broker and dealer which is comprised of several classes of service, such as principal transactions, agency transactions and underwriting. The principal market for the Company's service is in the United States.

All customer accounts are cleared through and carried with National Financial Services on a fully disclosed basis.

Effective April 1, 2014, the Company filed an election for S corporation status and converted from a C to a New York S corporation pursuant to Chapter 1 of the Internal Revenue Code.

2. Basis of Presentation

The Company's previous year-end was March 31. Effective April 1, 2014, the Company changed its year-end to December 31. The financial statements reflect the result of operations and cash flows for the nine months ended December 31, 2014.

3. Significant Accounting Policies

The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are stated in U.S. Dollars. The following is a summary of significant accounting and reporting policies followed by the Company:

(a) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the balance sheet date to be cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits of $250,000.

The Company maintains a cash account required by the brokerage clearing company utilized by the Company. This amount is classified as restricted cash – clearing account, on the accompanying financial statements.

(b) Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing these financial statements are reasonable, however actual results could differ from these estimates and the differences could be material.

(c) Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at market or fair value, or at amounts which approximate current fair value due to their short-term nature.

Effective June 1, 2008, the Company adopted the guidance for assets and liabilities measured at fair value on a recurring basis. The guidance establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurements, establishes a framework for measuring fair value and expands disclosure about such fair value measurements.

The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, the guidance requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1: Observable inputs such as quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions.

The fair values of financial assets of the Company were determined using the following categories at December 31, 2014:

	Quoted prices in active markets (Level 1)	Value at December 31, 2014
Investments	$ 62,712	$ 62,712
Cash equivalents	26,283	26,283
Total	$ 88,995	$ 88,995

Cash and cash equivalents of approximately $624,807 include money market securities of $26,283 that are considered to be highly liquid and easily tradable as of December 31, 2014. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as Level 1 within our fair value hierarchy.

(d) Revenue Recognition

The Company earns revenue (commissions) from brokerage activities, which are reported from National Financial Services, and recognized on the day of trade – trade date basis. Syndicate fees for underwriting and placement services are recognized when the deal is completed and the income is reasonably determinable.

(e) Marketable Securities

The Company classifies its existing marketable equity securities as Trading Securities in accordance with the guidance for "Accounting for Certain Investments in Debt and Equity Securities." These securities are carried at fair market value.

Realized gains or losses are recognized in the statement of operations when securities are sold. Gains or losses on securities sold are based on the specific identification method. Unrealized gains or losses are recognized in the statement of operations on a monthly basis based on changes in the fair value of the security as quoted on national or inter-dealer stock exchanges.

(f) Depreciation and Amortization

Office furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Office furniture and equipment are depreciated using either an accelerated or straight- line method, where applicable, over their estimated useful lives. Leasehold improvements are amortized over the lesser of the life of the lease or estimated useful life per management.

4. Marketable Securities

Marketable securities, as shown in the accompanying statement of financial condition, consist primarily of trading securities such as publicly traded common stock and trading options. Their cost and estimated fair and market value at December 31, 2014 are as follows:

	Cost	Unrealized Gain	Fair Value
Common stock	$ 26,747	$ 35,965	$ 62,712

5. Property and Equipment

Property and equipment consists of the following at December 31, 2014:

	Life	
Furniture	7 years	$ 150,618
Equipment	5 years	626,472
Leasehold improvements	10 years	769,404
		1,546,494
Accumulated depreciation		(1,508,033)
Property and equipment, net		$ 38,461

Depreciation and amortization expense for the period ended December 31, 2014 was $15,175.

6. Loans Payable

As of December 31, 2014 the Company had an unsecured loan payable outstanding with a current employee. The balance of $49,997 is due on demand and is a non interest bearing loan.

7. Income Taxes

Effective April 1, 2014, the Company filed an election for S corporation status and converted from a C to S corporation pursuant to Chapter 1 of the Internal Revenue Code. As an S corporation, the Company is treated, for federal tax purposes, as a pass-through entity.

The years open for IRS examination for the Company are the periods ending March 31, 2012 – March 31, 2014.

8. Stockholders' Equity

Effective April 1, 2014, the preferred stock of the Company was repurchased by the respective shareholders at the $1.00 par value for a total of $180,000.

9. Related Party Transactions

In December 2014, the Company liquidated its proprietary trading account and sold all investment positions held at National Financial Services. The majority of sales were purchased by a related party client account. The transactions were conducted at market value and within an arm's length. These transactions were properly disclosed to FINRA.

10. Commitments and Contingencies

(a) In the normal course of business, the Company enters into underwriting agreements, letters of intent to underwrite. The Company does not anticipate any material adverse effect on its financial position resulting from these commitments, contingent liabilities and guarantees.

(b) During the year ended March 31, 2011, a client commenced a FINRA arbitration against Bishop, Rosen & Co., Inc. Claimant asserts claims for unsuitability, churning, fraud, misrepresentation, unauthorized trading, violations of securities law, self-regulatory organization rules, and the New Jersey Securities Act, negligence, breach of contract, Respondent Superior, control person liability, aiding and abetting and failure to supervise. The statement of claim seeks compensatory damages of approximately $110,000, market adjusted damages in an unspecified amount, punitive damages, pre-judgment and post-judgment and post-judgment interest, and attorney fees and costs. The Company has filed an answer denying the material allegations of the Statement of Claims and asserting various affirmative defenses that could result in complete defenses to the claims asserted. The parties were unable to consensually resolve this matter, and arbitration before a FINRA panel commenced in November 2013. On April 24, 2014, the Arbitration Panel issued a decision that denied the client's claims in their entirety.

(c) The Company leases office space in New York City, Boston and Florida. Rent expense totaled $439,562 for the period ended December 31, 2014.

Future minimum annual payments under all lease agreements are as follows:

For the years ended December 31,

2015	$	531,399
2016	$	398,549
2017	$	-0-

11. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $807,643 which was $707,643 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 42%.

12. Subsequent Events

The Company has evaluated all other subsequent events from the balance sheet date through February 19, 2015. There have been no material subsequent events which require recognition or disclosure.

Supplemental Information

Schedule 1

Bishop, Rosen & Co., Inc.

Computation of Net Capital
Under Rule 15c3-l of the
Securities and Exchange Commission

December 31, 2014

Total stockholders' equity qualified for net capital	$ 1,051,340
Deductions and/or charges:	
Non-allowable assets:	
Property and equipment, net of accumulated depreciation	38,461
Prepaid expenses and other assets	194,746
	234,493
Haircuts and Undue Concentration on Securities	
Trading and Investment Securities	
Other securities	9,384
	243,877
Net capital	$ 807,643
Computation of Basic Net Capital Requirement:	
Minimum net capital required, 6 2/3% of total aggregate indebtedness	$ 22,577
Minimum dollar net capital requirement of broker and dealer	$ 100,000
Net capital requirement (greater of above)	$ 100,000
Excess net capital	$ 707,643
Computation of Ratio of Aggregate Indebtedness to Net Capital:	
Total aggregate indebtedness	$ 338,840
Ratio of aggregate indebtedness to net capital	42%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net capital computation above and the computation included in the amended FOCUS Form X-17a-5 Part IIA, as filed by the Company on February 20, 2015.

Bishop, Rosen & Co., Inc.
Notes to Financial Statements
Period Ended December 31, 2014

Schedule II

Bishop, Rosen & Co., Inc.
December 31, 2014

Statement of Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

Bishop Rosen & Co., Inc. is claiming exemption due to the fact that all customer transactions are cleared through National Financial Services on a fully disclosed basis.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

During the period ended December 31, 2014, Bishop, Rosen & Co., Inc., met without exception the aforementioned exemption provisions of Rule 15c3-3.

I, Isaac Schlesinger, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________

Title: V.P.

Date: 2/18/15

RBSM LLP
Accountants & Advisors

805 Third Avenue
New York, NY 10022
212.838-5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Bishop, Rosen & Co., Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption from Rule 15c3-3 (Schedule II), in which (1) Bishop, Rosen & Co., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bishop, Rosen & Co., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (paragraph (k) (2) (i), the "exemption provisions") and (2) Bishop, Rosen & Co., Inc. stated that Bishop, Rosen & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Bishop, Rosen & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bishop, Rosen & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RBSM LLP

New York, NY
February 19, 2015

RBSM LLP
Accountants & Advisors

805 Third Avenue
New York, NY 10022
212.838-5100
212.838.2676/ Fax
www.rbsmllp.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

The Board of Directors and Stockholders
Bishop, Rosen & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period ended December 31, 2014, which were agreed to by Bishop, Rosen & Co., Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and Commodity Futures Trading Commission (CFTC), solely to assist you and the other specified parties in evaluating Bishop, Rosen & Co., Inc.'s compliance with the applicable instructions of Form SIPC-7. Bishop, Rosen & Co., Inc.'s management is responsible for Bishop, Rosen & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the period ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the period ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RBSM LLP

New York, NY
February 19, 2015